Exhibit 99.1

FOR IMMEDIATE RELEASE

Creative Realities Reports Fiscal 2024 Fourth Quarter Results

Record Year of Performance; Company on Track for Growth Acceleration

LOUISVILLE, KY – March 14, 2025 – Creative Realities, Inc. (“Creative Realities,” “CRI,” or the “Company”) (NASDAQ: CREX), a leading provider of digital signage, media and AdTech solutions, today announced its financial results for the fiscal fourth quarter and year ended December 31, 2024.

Highlights:

●	Fourth quarter revenue of $11.0 million versus $14.5 million in the prior-year period

●	Gross profit of $4.9 million for the three months ended December 31, 2024 versus $7.5 million in the fourth quarter of fiscal 2023

●	Adjusted EBITDA* of $0.5 million for the fourth quarter of 2024 versus $2.8 million in the prior-year period

●	Annual recurring revenue (“ARR”) of approximately $16.8 million at the end of the fourth quarter versus $16.3 million at December 31, 2023.

“As anticipated, our fourth quarter hardware revenue was down due to the deployment timing of certain projects, while service revenue grew 6% year-over-year. This marked the end of our best year ever and, with an active pipeline of opportunities ahead of us, we’re on track for fiscal 2025 being another period of record performance,” said Rick Mills, Chief Executive Officer. “We continue to work towards resolving the contingent liabilities on our balance sheet – and are appreciative of the support shown by First Merchants Bank with regard to our credit facility – while looking to accelerate growth in the quarters to come. The recent launch of our AdLogic CPM+ platform is particularly exciting, as it offers an integrated, innovative solution that provides users the tools to deliver targeted, high-performing campaigns at significantly reduced costs, while also allowing CRI to benefit from advertising and additional SaaS revenue. We believe it’s a game-changer in the industry that can significantly enhance the in-store media experience. Going forward, we anticipate solid revenue growth, particularly in the second half, as new deployments come online. We remain focused on a strategy that leverages our unique capabilities to strengthen new business development initiatives, improve operating results, and drive shareholder value.”

*Adjusted EBITDA is a non-GAAP financial measure. A reconciliation is provided in the tables of this press release.

2024 Fourth Quarter Financial Results

Sales were $11.0 million for the fiscal 2024 fourth quarter as compared to $14.5 million in the same period in fiscal 2023. Hardware revenue was $3.9 million, versus $7.7 million in the prior-year period, while service revenue rose to $7.2 million from $6.8 million in fiscal 2023. Hardware sales were lower year-over-year primarily due to deployment timing.

Consolidated gross profit was $4.9 million for the fiscal 2024 fourth quarter versus $7.5 million in the prior-year period, and consolidated gross margin was 44.2% versus 51.8% in the fiscal 2023 fourth quarter. Gross margin on hardware revenue was 26.3% in fiscal 2024 as compared to 22.5% in the prior-year period, primarily reflecting product mix. Gross margin on service amounted to 53.9%, versus 85.2% in the fiscal 2023 fourth quarter, which was unusually high due to software subscription timing and service mix. The Company ended the 2024 fourth quarter with ARR of approximately $16.8 million.

Sales and marketing expenses in the fourth quarter fell to $1.4 million, versus $1.6 million in the prior-year period, while general and administrative expenses rose to $4.2 million versus $3.9 in fiscal 2023.

The Company posted an operating loss of approximately $0.7 million in the fourth quarter of fiscal 2024 compared to operating income of $2.0 million in fiscal 2023. CRI reported a net loss of $2.8 million, or $(0.27) per diluted share, in the quarter ended December 31, 2024 versus net income of $1.4 million, or $0.14 per diluted share, in the prior-year period.

Adjusted EBITDA (defined later in this release) was $0.5 million in the fourth quarter of 2024 as compared to $2.8 million in the prior-year period.

Balance Sheet

As of December 31, 2024, the Company had cash on hand of approximately $1.0 million, versus $2.9 million at December 31, 2023. The Company had outstanding debt of approximately $13.0 million as of December 31, 2024 versus $15.1 million at the start of the fiscal year. As of the end of the fourth quarter, the trailing twelve-month gross and net leverage ratios utilizing Adjusted EBTIDA were 2.59x and 2.39x, respectively, versus 2.97x and 2.40x at the beginning of 2024. Net debt is equal to the Company’s outstanding debt less cash on hand.

Conference Call Details

The Company will host a conference call to review the results of the fourth quarter and full year of 2024, and provide additional commentary about recent performance, Monday, March 17, at 9:00 am Eastern Time, which will include prepared remarks and materials from management, followed by a live Q&A. The call will be hosted by Rick Mills, Chief Executive Officer, George Sautter, Chief Strategy Officer, and Ryan Mudd, Interim Chief Financial Officer.

Prior to the call, participants should register at https://bit.ly/CREXearnings2024Q4. Once registered, participants can use the weblink provided in the registration email to participate in the live webcast. An archived edition of the earnings conference call will also be posted on the Company’s website later today and will remain available for one year.

Use of Non-GAAP Measures

Creative Realities, Inc. prepares its consolidated financial statements in accordance with United States generally accepted accounting principles (“GAAP”). In addition to disclosing financial results prepared in accordance with GAAP, the Company discloses information regarding “EBITDA” and “Adjusted EBITDA.” CRI defines “EBITDA” as earnings before interest, income taxes, depreciation and amortization of intangibles. CRI defines “Adjusted EBITDA” as EBITDA excluding stock-based compensation, fair value adjustments and both cash and non-cash non-recurring gains and charges. EBITDA and Adjusted EBITDA are not measures of performance defined in accordance with GAAP. However, EBITDA and Adjusted EBITDA are used internally in planning and evaluating the Company’s operating performance. Accordingly, management believes that disclosure of these metrics offers investors, bankers and other stakeholders an additional view of the Company’s operations that, when coupled with the GAAP results, provides a more complete understanding of the Company’s financial results. EBITDA and Adjusted EBITDA should not be considered as an alternative to net income/(loss) or to net cash used in operating activities as measures of operating results or liquidity. Our calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures used by other companies, and the measures exclude financial information that some may consider important in evaluating the Company’s performance. A reconciliation of GAAP net income/(loss) to EBITDA and Adjusted EBITDA is included in the accompanying financial schedules. For further information, please refer to Creative Realities, Inc.’s filings available online at www.sec.gov, including its Annual Report on Form 10-K for 2024 filed with the Securities and Exchange Commission.

About Creative Realities, Inc.

Creative Realities designs, develops and deploys digital signage-based experiences for enterprise-level networks utilizing its ClarityTM, ReflectViewTM, and iShowroomTM Content Management System (CMS) platforms. The Company is actively providing recurring SaaS and support services across diverse vertical markets, including but not limited to retail, automotive, digital-out-of-home (DOOH) advertising networks, convenience stores, foodservice/QSR, gaming, theater, and stadium venues. In addition, the Company assists clients in utilizing place-based digital media to achieve business objectives such as increased revenue, enhanced customer experiences, and improved productivity. This includes the design, deployment, and day to day management of Retail Media Networks to monetize on-premise foot traffic utilizing its AdLogicTM and AdLogic CPM+TM programmatic advertising platforms.

Cautionary Note on Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, and includes, among other things, discussions of our business strategies, product releases, future operations and capital resources. Words such as "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose" and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance, conditions or results. They are based on the opinions, estimates and beliefs of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties, assumptions and other factors, many of which are outside of our control, that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Some of these risks are discussed in the “Risk Factors” section contained in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2023, and the Company’s subsequent filings with the U.S. Securities and Exchange Commission. Important factors, among others, that may affect actual results or outcomes include: our strategy for customer retention, growth, product development, market position, financial results and reserves, our ability to execute on our business plan, our ability to retain key personnel, our ability to remain listed on the Nasdaq Capital Market, our ability to realize the revenues included in our future guidance and backlog reports, our ability to satisfy our upcoming debt obligations and other liabilities, the ability of the Company to continue as a going concern, potential litigation, supply chain shortages, and general economic and market conditions impacting demand for our products and services. Readers should not place undue reliance upon any forward-looking statements. We assume no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contacts

Media:

Christina Davies

cdavies@ideagrove.com

Investor Relations:

Chris Witty

cwitty@darrowir.com

646-438-9385

ir@cri.com

https://investors.cri.com/

CREATIVE REALITIES, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share amounts)

	December 31,	December 31,
	2024	2023
ASSETS
Current Assets:
Cash and cash equivalents	$1,037	$2,910
Accounts receivable, net	10,605	12,468
Inventories, net	1,995	2,567
Prepaid expenses and other current assets	859	665
Total Current Assets	14,496	18,610
Property and equipment, net	321	499
Goodwill	26,453	26,453
Other intangible assets, net	22,841	24,062
Operating lease right-of-use assets	787	1,041
Other non-current assets	312	112
Total Assets	$65,210	$70,777

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$6,354	$7,876
Accrued expenses and other current liabilities	3,210	3,761
Deferred revenues	1,137	1,132
Customer deposits	2,181	3,233
Current maturities of operating leases	466	505
Short-term portion of related party term debt	-	3,690
Short-term portion of contingent consideration, at fair value	12,815	-
Total Current Liabilities	26,163	20,197
Revolving credit facility	13,044	-
Long-term related party term debt	-	9,829
Long-term obligations under operating leases	342	536
Long-term contingent consideration, at fair value	-	11,208
Other non-current liabilities	201	176
Total Liabilities	39,750	41,946

Shareholders' Equity
Common stock, $0.01 par value, 66,666 shares authorized; 10,447 and 10,409 shares issued and outstanding, respectively	104	104
Additional paid in capital	82,210	82,073
Accumulated deficit	(56,854)	(53,346)
Total Shareholders' Equity	25,460	28,831
Total Liabilities and Shareholders' Equity	$65,210	$70,777

CREATIVE REALITIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	For the Three Months Ended		For the Year Ended
	December 31,		December 31,
	2024	2023	2024	2023
Sales
Hardware	$3,850	$7,697	$18,259	$20,303
Services and other	7,162	6,761	32,595	24,863
Total sales	11,012	14,458	50,854	45,166
Cost of sales
Hardware	2,839	5,966	13,521	15,280
Services and other	3,303	999	13,322	7,703
Total cost of sales	6,142	6,965	26,843	22,983
Gross profit	4,870	7,493	24,011	22,183
Operating expenses:
Sales and marketing expenses	1,360	1,581	6,015	5,247
General and administrative expenses	4,224	3,936	17,058	15,590
Total operating expenses	5,584	5,517	23,073	20,837
Operating (loss) income	(714)	1,976	938	1346

Other expenses (income):
Interest expense, including amortization of debt discount	296	668	1,775	2,992
(Gain) loss on change in fair value of contingent consideration	2,022	(42)	1,608	1,419
Loss on debt extinguishment	-	-	1,059	-
Other expense (income)	(74)	(79)	(102)	(211)
Total other expenses (income)	2,244	547	4,340	4,200
Net (loss) income before income taxes	(2,958)	1,429	(3,402)	(2,854)
Benefit (provision) for income taxes	120	(10)	(106)	(83)
Net (loss) income	$(2,838)	$1,419	$(3,508)	$(2,937)
Basic (loss) income per common share	$(0.27)	$0.14	$(0.34)	$(0.35)
Diluted (loss) income per common share	$(0.27)	$0.14	$(0.34)	$(0.35)
Weighted average shares outstanding - basic	10,447	10,409	10,440	8,479
Weighted average shares outstanding - diluted	10,447	10,409	10,440	8,479

CREATIVE REALITIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands, except share per share amounts)

	For the Years Ended
	December 31,
	2024	2023
Operating Activities:
Net loss	$(3,508)	$(2,937)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	4,078	3,221
Amortization of debt discount	569	1,443
Amortization of stock-based compensation	13	563
Amortization of deferred financing costs	63	-
Loss on extinguishment of debt	1,059	-
Bad debt expense	13	153
Provision for inventory reserves	(43)	109
Loss on change in fair value of contingent consideration	1,608	1,419
Deferred income taxes	61	44
Changes to operating assets and liabilities:
Accounts receivable	1,850	(4,358)
Inventories	615	(409)
Prepaid expenses and other current assets	(194)	952
Accounts payable	(1,388)	4,486
Accrued expenses and other current liabilities	(395)	(47)
Deferred revenue	5	(91)
Customer deposits	(1,052)	755
Other, net	27	(136)
Net cash provided by operating activities	3,381	5,167

Investing activities
Purchases of property and equipment	(11)	(306)
Capitalization of labor for software development	(2,790)	(3,721)
Net cash used in investing activities	(2,801)	(4,027)

Financing activities
Proceeds from sale of common stock, net of offering expenses	-	5,454
Proceeds from borrowings under revolving credit facility	31,459	-
Repayment of borrowings under revolving credit facility	(18,415)	-
Payment of deferred financings costs	(306)	-
Repayment of term debt	(15,147)	(5,294)
Principal payments on finance leases	(44)	(23)
Net cash (used in) provided by financing activities	(2,453)	137
Increase (decrease) in Cash and Cash Equivalents	(1,873)	1,277
Cash and Cash Equivalents, beginning of year	2,910	1,633
Cash and Cash Equivalents, end of year	$1,037	$2,910

RECONCILIATION OF GAAP NET LOSS TO ADJUSTED EBITDA

(in thousands, unaudited)

Creative Realities, Inc. prepares its consolidated financial statements in accordance with United States generally accepted accounting principles (“GAAP”). In addition to disclosing financial results prepared in accordance with GAAP, the Company discloses information regarding “EBITDA” and “Adjusted EBITDA.” CRI defines “EBITDA” as earnings before interest, income taxes, depreciation and amortization of intangibles. CRI defines “Adjusted EBITDA” as EBITDA excluding stock-based compensation, fair value adjustments and both cash and non-cash non-recurring gains and charges.

EBITDA and Adjusted EBITDA are non-GAAP financial measures and should not be considered as a substitute for net income (loss), operating income (loss) or any other performance measure derived in accordance with United States generally accepted accounting principles (“GAAP”) or as an alternative to net cash provided by operating activities as a measure of CRI’s profitability or liquidity. CRI’s management believes EBITDA and Adjusted EBITDA are useful financial metrics because they allow external users of CRI’s financial statements, such as industry analysts, investors, lenders and rating agencies, to more effectively evaluate CRI’s operating performance, compare the results of its operations from period to period and against CRI’s peers without regard to CRI’s financing methods, hedging positions or capital structure and because it highlights trends in CRI’s business that may not otherwise be apparent when relying solely on GAAP measures. CRI also presents EBITDA and Adjusted EBITDA because it believes EBITDA and Adjusted EBITDA are important supplemental measures of its performance that are frequently used by others in evaluating companies in its industry. Because EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income (loss) and may vary among companies, the EBITDA and Adjusted EBITDA CRI presents may not be comparable to similarly titled measures of other companies.

The following table presents a reconciliation of EBITDA and Adjusted EBITDA from net loss, CRI’s most directly comparable financial measure calculated and presented in accordance with GAAP.

		Quarters Ended
	Year Ended	December 31,	September 30,	June 30,	March 31,
Quarters ended	2024	2024	2024	2024	2024
GAAP net (loss) income	$(3,508)	$(2,838)	$54	$(615)	$(109)
Interest expense:
Amortization of debt discount	569	-	-	209	360
Other interest, net	1,206	296	303	304	303
Depreciation/amortization:
Amortization of intangible assets	3,877	1,128	1,081	878	790
Amortization of employee share-based awards	13	4	3	3	3
Depreciation of property and equipment	201	49	51	52	49
Income tax expense (benefit)	106	(120)	192	25	9
EBITDA	$2,464	$(1,481)	$1,684	$856	$1,405
Adjustments
Loss (Gain) on fair value of contingent consideration	1,608	2,022	598	(408)	(604)
Loss on debt extinguishment	1,059	-	-	1,059	-
Other expense (income)	(102)	(74)	(11)	18	(35)
Adjusted EBITDA	$5,029	$467	$2,271	$1,525	$766